

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2015

Aneliya Crawford, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th St.
New York, NY 10022

> **Re:** **Enzo Biochem, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed by Lone Star Value**
> **Investors, LP, Lone Star Value Investors GP, LLC, Lone Star Value**
> **Management, LLC, Jeffrey E. Eberwein, Dimitrios J. Angelis and John M.**
> **Climaco**
> **Filed December 2, 2015**
> **File No. 001-09974**

Dear Ms. Crawford:

We have reviewed the filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments.

General

1. Disclosure on page 1 indicates that Messrs. Angelis and Climaco are shareholders of the Company. Please reconcile this statement with the disclosure on page 12 indicating that they do not beneficially own any securities of the Company.

Background to the Solicitation, page 4

2. We note the concerns raised by Mr. Eberwein on the November 5, 2013 call with Mr. Weiner. Given the concerns, please advise why there were no communications between Mr. Eberwein and the Company for more than 22 months following the November 5 call.

We Believe that Change to Enzo's Board is Needed Now, page 6

3.	Please reconcile the first sentence of this section with the 22 month period referenced in the preceding comment.

4.	We note the statement that "(i)n FY 2005, the Company had a gross margin of 66%, which has since fallen to 44% in FY 2015." Please revise the statement to eliminate the implication that the Company's gross margins have been in decline since 2005. Using the formula in footnote 5, it appears that the Company saw an increase in its gross margins from 2009 to 2010, from 2010 to 2011 and again from 2013 to 2014.

5.	We note the statement that "the Company has recorded consistently high total operating expenses..." Please revise the disclosure to clarify the standard against which operating expenses are compared and which supports the conclusion that such expenses are high.

6.	We note the presentation of net income in a table on page 6 for the past ten years. The presentation appears to include all GAAP numbers except for the last two years (2014 and 2015) which are presented on a Non-GAAP as adjusted basis. Please supplement the disclosure to explain why Lone Star Value provides Non-GAAP figures for only these last two years. It is our understanding that the 2014 and 2015 net loss numbers ($10.0 million and $2.3 million, respectively) are significantly different from the Non-GAAP numbers ($11.22 million and $13.34 million, respectively).

7.	We note the statement on page 6 that "during 2015, free cash flow decreased 120%, net income decreased 17% and the market value of the Company declined from approximately $212.3 million to $138.2 million." It is our understanding that "free cash flow" is a non-GAAP financial measure. Please supplement the disclosure to explain the financial measure and why such disclosure is meaningful.

We Are Concerned with the Board's Lack of Independence…, page 8

8.	We note the statement that "[w]e also have concerns whether director Dov Perlysky truly represents the Company's public shareholders as he is the son-in law of Rosalind Davidowitz, who had an approximate 9.3% ownership interest in the Company at the time Mr. Perlysky was appointed to the Board in September 2012." It is our understanding that Rosalind Davidowitz is not affiliated with or related to any executive officer or, other than Mr. Perlysky, any director of the Company. Given that Rosalind Davidowitz is a public shareholder of the Company, please either provide support for the implication that Mr. Perlysky does not represent the Company's public shareholders because of his relationship to Ms. Davidowitz or remove such statement.

9.	We note the statement "[i]n addition to the Board's apparent lack of true independence..." Given that three of the Company's directors, representing a majority of the Board, are independent under NYSE rules, please provide support for such statement or revise accordingly. Explain what is meant by the term "true independence." Please also revise the heading's reference to "lack of independence" given above.

Proposal No. 1 Election of Directors, page 11

10.   We note the participants reserve the right to vote for unidentified substitute nominees. Please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Incorporation By Reference, page 20

11.   It appears you intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations by reference to the Company's proxy statement. Please note that in our view, reliance on Rule 14a-5(c) before the company distributes information to security holders is not appropriate. Please tell us whether you intend to disseminate your proxy statement prior to the distribution of the Company proxy statement and, if so, confirm your understanding that you must undertake to provide any omitted information to security holders in the form of a proxy supplement.

Proxy Card

12.   The proxy card indicates that if no direction is indicated with respect to Proposal 2, the proxy will be voted according to the recommendation of ISS. Similar disclosure is found on page 16. This does not appear consistent with the requirement in Exchange Act Rule 14a-4(b)(1). Please revise to clarify whether the proxy will be voted for or against Proposal 2 if no direction is indicated.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information that the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

Aneliya Crawford, Esq.
Olshan Frome Wolosky LLP
December 8, 2015
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions